Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 6/30/2021

($000’s)

6/30/2021
Assets
Cash and Balances Due From Depository Institutions	$44,435,957
Securities	158,894,854
Federal Funds	2,376
Loans & Lease Financing Receivables	296,741,901
Fixed Assets	6,294,698
Intangible Assets	13,278,545
Other Assets	28,204,350

Total Assets	$547,852,681
Liabilities
Deposits	$442,902,823
Fed Funds	1,412,092
Treasury Demand Notes	0
Trading Liabilities	1,119,485
Other Borrowed Money	31,883,676
Acceptances	0
Subordinated Notes and Debentures	3,600,000
Other Liabilities	14,222,155

Total Liabilities	$495,140,231
Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	37,622,248
Minority Interest in Subsidiaries	805,087

Total Equity Capital	$52,712,450
Total Liabilities and Equity Capital	$547,852,681